

TOREADOR
RESOURCES CORP.
02033869
Searching, Exploring and Discovering Globally.
RECD S.E.C.
MAY 6 2002
ARIS
RE
12-31-01
PROCESSED
MAY 23 2002
THOMSON
FINANCIAL
ANNUAL REPORT 2001



International Exploration

TO OUR SHAREHOLDERS

April 16, 2002



> As we go about the day-to-day conduct of our business, we have renewed our commitment to deal mindfully with the small things that can make a difference.
>
> G. Thomas Graves, III

To the Shareholders of Toreador Resources Corporation:

The year just passed, by all conventional terms of measurement, was one of significant growth for our Company. Daily production for 2002 is expected to be more than 3,100 Bbl/D on an equivalent basis, an increase of approximately 91% over last year's actual daily production. Toreador's Proved Reserves as of December 31, 2001, are 13.4 MMBOE. This represents an increase of 178% over the prior year-end.

Key financial indicators highlight positive performance during the first year of the new century. EBITDA for 2001 was $6.4 million or $1.02 per fully diluted share. Operating Profit, before impairment and DD&A, was $7.0 million or $1.11 per fully diluted share.

Despite reasonable indications of improved performance for your Company, 2001 was not a banner year for the energy sector, and deteriorating operating conditions were particularly punitive to the small-cap explorers and producers. 2001 will be remembered as the year in which natural gas fell in price from more than $9.00 per Mcf to below $1.50 per Mcf before it began to rally back. Oil prices proved to be equally as volatile when they fluctuated from as high as $28.00 per barrel to as low as $18.50 per barrel. Gyrations of this magnitude in the prices of the Company's principle underlying commodity make it difficult to plan for long-term commitments of capital. This "stop-start-stop-start" pattern of doing business ultimately begins to permeate the entire industry.

The President's Letter is the traditional place to assure all of our shareholders that this volatility is an aberration and that your management expects a more rational marketplace to return and prevail in the near future. Not this year. It is my view that operating volatility in the oil and gas industry will not decrease–it is more likely to increase. The only explorers who will grow and prosper are those who anticipate and exploit the opportunities created by the rapid currents of change that are now inextricably part of the ebb and flow of our business.

On December 31, 2001, Toreador completed its merger with Madison Oil Company. In doing so, the Company took a significant step to reposition itself as an international explorer. Adding Madison's "company-making" inventory of exploration prospects in Turkey, Trinidad and France to Toreador's solid base of mineral and royalty income in the United States creates a unique hedge against the unpredictable fluctuations that are part of our business. For example, while gas prices may be soft and likely to get softer in the United States, we now have the mechanism to balance that risk with a stable market for gas in Turkey, which has averaged close to $5.00 per Mcf for the last several years. Because Turkey currently relies on imported natural gas supplies, we expect that market to remain stable.

The Madison merger provides additional exploration and operating talent that enables Toreador to balance its portfolio of solid, long-life reserves in the United States and France with an inventory of exploratory drilling opportunities that have been created by a group of experienced international explorers. I first worked with Madison's exploration team at Triton Energy, Ltd. The success of Triton is ample testimony to their skills in finding oil and gas in significant quantities. Ultimately, I believe that the addition of the exploration skills imbedded in Madison will prove to be the most valuable part of the acquisition.


Montana
Nebraska
Oklahoma
Turkey

As we go about the day-to-day conduct of our business, we have renewed our commitment to deal mindfully with the small things that can make a difference. The adjustment of our exploration strategy to add high potential international projects also gives your Company the flexibility to be more aggressive in dealing with price volatility by means of carefully managed hedging programs. We will be able to lock in a significant portion of our price-related gains as opposed to letting them swing with the vicissitudes of the commodities markets. With a rolling inventory of strong exploration prospects, we are positioned to grow through the drill bit without speculation on commodity prices.

Much as Toreador has actively worked to bring balance to its exploration and production operations, the Company has a strong commitment to bring the same hedge against volatility to its financial health. The public capital markets offer little opportunity to a smaller company. Conventional reserve base lending is really little more than call money because of the commodity price component of the underlying security. However, your Company is very fortunate to have an excellent relationship with its two primary lenders. We are working closely with the Bank of Texas on the domestic side of our credit facility and Barclays Bank internationally to provide increased stability in the face of rapid changes in commodity prices. Both of our lenders have been very supportive of the Company, and your management does not overlook the mutual benefits of a steady, long-term relationship with our banks.

Toreador is also examining alternative financing sources that will enable the Company to continue to be a buyer of premium mineral and royalty properties in the United States. In addition, we always want to be in a position to react to an attractive investment opportunity in the United States or overseas. Therefore, we are exploring various financing options that will continue to make us a strong contender when opportunities arise.

As management has worked to devise, review, revise and implement the strategic options that will allow Toreador to exploit the volatility of the industry and prosper as a result, our Board of Directors has been an integral part of the deliberative process. There have been times at which we have not all been of the same mind and the final vote has not always been unanimous. But, as a result, the review and debate has been careful and thorough, while the spirit has remained collegiate. Over the past several months, much has been said and written about the effectiveness of our nation's system of corporate governance. I want to assure each of our shareholders that the Toreador Board is one that is actively engaged in the execution of their duties as directors. Our directors work closely with management, our independent auditors and our outside legal counsel. The Company's management team and its employees take the principle of good and transparent corporate governance seriously, and we enjoy the full support of our Board in that regard.

The past year has been filled with challenges and hard work. I would like to thank the employees, officers and directors of the Company for the energy and commitment to excellence they have brought to the variety of tasks at hand. Because of their efforts, the past year has been successful and the future is bright.

Sincerely yours,

G. Thomas Graves, III
President & CEO
Toreador Resources Corporation

THE MERGER

[illegible] Our Commitment

On December 31, 2001, Toreador Resources Corporation completed its merger with Madison Oil Company, thus completing a transaction that first emerged as a possible combination almost six months earlier. As a result of this merger, Toreador was able to realize its strategic goal of becoming an exploration-focused company with exposure to both North American and international prospecting opportunities. By achieving this goal, Toreador was able to complete a commitment to build toward an internally-funded exploration program that first began in 1999.

Toreador will not abandon its roots in the United States. The portfolio of fee mineral and royalty interests that paved the way for a full blown exploration program will still be a significant portion of the financial underpinning of the Company. Toreador will continue to grow this "stabilizing" portion of its business and expects it to be an important business segment in the coming years. Exploration in the United States, primarily through third party generated prospects will continue to be a meaningful portion of our portfolio. The Company will seek to maintain the balance that brought it to this watershed event at which it finds itself today.

This is an exciting time! On a purely empiric basis, the combined companies represent a much stronger financial entity that is more than double the size of the two companies on a stand-alone basis. We expect our daily production for 2002 to be approximately 3,100 Bbl/D on an equivalent basis. This is an increase of 91% over actual production during 2001. Our proven reserves increased to 13.4 million BOE from just under 5.0 million BOE in 2000. Overall, the combined Company's reserves are approximately 84% oil and 16% gas. International reserves are 68% of the total reserves of the combined Company and are 100% oil. The Company's reserves have an exceptionally long-life of approximately 12 years. One of the truest measures of our Company's exploration potential, its undeveloped acreage position, increased substantially to 4.8 million acres combined in the U.S., France, Turkey and Trinidad.

TOREADOR
RESOURCES CORP.







TOREADOR

1882
Matador Land & Cattle Co. formed in West Texas–a ranch comprises one million acres.

1951
Toreador is formed, buys 50% of mineral rights from Matador.

19
Exxon leases t
Proctor Ran

1880 1900 1950 1960 1970 19

1937-1966 Southern Ranch under lease to Humble Oil & Refining Co. now known as Exxon Mobil.

MADISON



MADISON







The immediate impact of the merger is three-fold:

- The merger balances Madison's high potential international exploration program with Toreador's strong cash flow and its domestic asset base that includes a substantial portfolio of domestic working interests and perpetual fee mineral and royalty interests.
- The addition of Madison's strong technical team with experience in more than 40 countries will significantly strengthen Toreador's exploration, operating and exploitation capacity by adding a group of highly skilled international explorers to Toreador's strong domestic team of industry professionals.
- This combination creates an entity with sufficient size to attract a broader range of investors, providing a variety of sources of outside capital and increasing the liquidity in Toreador's stock.

Identified prospects and leads located in France, Turkey and Trinidad represent an opportunity to prospect for significant accumulations of hydrocarbons over the next three years. These projects, combined with Toreador's ongoing exploration program in the United States, position the Company to pursue an ambitious, but realistic effort to leverage growth through exploration.

The personnel assembled at Toreador will be the key to its continued success. They are a group of talented, dedicated individuals with proven records of finding oil and gas. They are skilled at a task that is often as much art as it is science. Together they have already assembled an inventory of prospects that collectively hold the promise to create a much larger company if they are only reasonably successful. These professionals have been united to accomplish what they have done before . . . find hydrocarbons in significant quantities on an economical basis. By doing so, they will enable Toreador to grow to be a much larger company than it is today.

As a result, Toreador has set a goal to build its reserves to 100 million BOE by the end of 2004. With the combination of a highly successful team of professionals and projects in inventory, this goal is within our grasp.

1982-1983
Mike FitzGerald was the Exploration Manager in France for Triton Europe at the time of discovery.

1982
Triton discovers Villeperdue Field in France.

1983
Triton discovery in France–Bill Lee is CEO.

1984
Triton discovers St. Germain-Laxis, Blandy and Sivry Fields in France.

1985
Triton discovers Cusiana Field in Colombia. Ed Ramirez leads seismic exploration effort.


1998
Graves and Lee reorganize Toreador.
1990
2000
1988-1997
$3.9 Million for Numerous Acquisitions
1991
Madison formed. FitzGerald heads exploration.
1994
Madison acquires The Charmottes Field in France from ESSO.
1997
Madison acquires the Neocomian Field complex in France from ELF.
2001
Toreador and Madison merge.

> **"Toreador's commitment is to grow and prosper as a nimble international explorer."**

During 2002, the resources of the Company will be directed toward processing the significant inventory of exploration prospects that have been brought forward to the drilling stage. Both Toreador and Madison have expended a significant amount of time, capital and energy over the prior year to move various projects along to the point at which they can be tested with the drill bit. The development of quality oil and gas exploration prospects is a time consuming process. Depending on the degree of complexity found in a given geological province, it can often take a year to several years to assemble all of the components before drilling. As a result of the work commitment of prior years, Toreador will have the unique opportunity in its history to spud at least five major wildcat wells, the success of any one of which could have a significant impact on the reserve base of the Company. These projects are:

- Two gas prospects will be drilled in the Thrace Basin of western Turkey. The first well will be spudded by mid-May.
- Two oil prospects will be drilled on the Company's Southwestern Permit in the Cedros peninsula of Trinidad. The drilling on the first prospect should begin prior to July 1, 2002.
- One gas prospect will be drilled on Toreador's James Lime play in East Texas. Drilling on this prospect will begin during the 3rd quarter of 2002.

The timing on these prospects is relatively solid. Additional exploratory drilling opportunities will be scheduled as work is completed on the assembly of ongoing projects. There is no doubt that additional wildcat wells will be drilled during the 3rd and 4th quarters of this calendar year.

As Toreador reaches its goal of moving to a company focused on value creation by means of exploration, the pressure will be on to keep the pipeline full of new high-grade prospects. To accomplish the objective of keeping the exploration engine running, the Company has already made the following substantial investments in its future:

- In Turkey, the Company has acquired permits on 2.0 million net acres strategically located in four producing regions. In Toreador's office in Ankara, a staff of 11 professionals is actively working to bring prospects in these areas to the drilling stage.
- In France, Toreador expects to be awarded a new exploration permit in the Paris Basin, which covers 250,000 acres, sometime early in the

3rd quarter of 2002. The Company's exploration staff in France will begin to work in conjunction with Dallas-based exploration personnel to evaluate this area for channel and bar sand prospects that are similar to those that have produced more than 30 million barrels of oil at the Company's Neocomian Field complex.

- In Trinidad, the Company continually reviews opportunities to enter joint venture exploitation projects with existing operators, bid on upcoming government offerings, and evaluate production sales as major companies begin to consolidate their holdings. Toreador will open an office in Trinidad prior to the end of the calendar year.
- In the United States, our exploration team continually reviews investment opportunities that enable participation with established operators in high potential onshore prospects. In addition, Toreador will continue to participate in shallow water Gulf of Mexico projects working through an existing joint venture relationship.

The process of oil and gas exploration is an ever-changing environment. The ongoing task of our exploration team is to constantly monitor these changes for the opportunities that they will bring. As a result, Toreador will find exploration projects in new countries, in areas thought to be fully explored and in areas that larger, better-financed companies deem to be too small. The exploration niche for the independent operator who is equipped to explore both in the United States and internationally is very attractive. Toreador's commitment is to grow and prosper as a nimble international explorer.









- Toreador's income from minerals and royalties accounted for approximately 50% of total revenues in 2001.
- Through its mineral ownership Toreador continues to be exposed to new geologic plays and technological advances in exploration and exploitation at no cost to the Company.
- 3-D seismic mapping and advanced drilling techniques are reopening older fields.
- Interest in leases in our Southeastern States Properties has risen significantly, particularly because of discoveries in Oktibbeha County, MS.
- Mineral acreage is held at nominal cost in perpetuity.
- Toreador continues to develop new opportunities in the Gulf states area.
- The Company currently has exploration activities in Arkansas, Alabama, California, Texas and the Gulf of Mexico.
- In 2001, the average net daily production increased to 1,600 Bbl/D on an oil equivalent basis from the previous year, an increase of 20%.

Herschel R. Sanders

Herschel has been Toreador's Vice President-Land since February 1999. Prior to that, Herschel served, from 1992 to 1999, as Vice President and Director of Wilco Properties, Inc., a privately held oil and gas company. From 1983 to 1992, he served as Exploration Manager for Wilco. Herschel started his career in the oil and gas industry as a landman for Triton Oil and Gas Corp. (now Triton Energy, Ltd.) from 1981 to 1983.

DOMESTIC PRODUCTION & EXPLORATION

PERPETUAL MINERAL & ROYALTY INTERESTS


SOUTHEASTERN STATES HOLDINGS - NET VOLUMES
NOVEMBER 1998 TO DATE
VOLUMES
100,000
10,000
1,000
Effective Date of Howell Acquisition: November 1, 1998
Nov-98
Jan-99
Mar-99
May-99
Jul-99
Sep-99
Nov-99
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Oil - Bbls
Gas - Mcf
BOE - Bbls

Toreador's income from minerals and royalties accounted for approximately 50% of total revenues in 2001. With more than 1.3 million net acres, these perpetual mineral and royalty interests are the rock-solid foundation upon which Toreador's financial strength is secured. The intrinsic value of minerals is frequently overlooked by investors; it is important to remember that Toreador's exploration business is solidly backed by our mineral revenue, which has remained steady or growing regardless of the business cycle.

Mineral revenue is derived from three sources: royalty, lease bonus and delay rental income. Of these, royalty income amounted to 90% of the total mineral revenue of $6.0 million in 2001. It is reasonable to assume income in 2002 will be on par with the previous year and possibly higher because of recent drilling success in our Southeastern States area and others.

THE INTRINSIC VALUE OF MINERALS

Texas and Other Mineral Holdings

Southeastern States Mineral Holdings

Four States Holdings (Mineral and Royalties)

Working Interest & Miscellaneous Holdings

Working Interest Areas & Exploration Activity

There are several reasons for the significant intrinsic value of minerals. They are held in perpetuity at only a nominal holding cost and with less than 5% of our mineral acreage either producing or leased, Toreador has a substantial amount of unexploited acreage with potential reserves. Income can be realized in three ways, as mentioned earlier: royalties from production, lease bonuses and delay rentals. None of these bear the associated costs of exploration, development or operating expenses to Toreador. Consequently, although the price of oil per barrel may vary, the percentage of upside is greater and downside is less than for a barrel with cost associated with it. Each year, operators drill an average of 30 wells on our mineral interests. Such additions result in steady increases to our domestic proved reserves and income from production. Technical advances have proven very productive in re-evaluating and re-entering older and even abandoned fields, in some cases serving up significant finds.

For example, in Oktibbeha County, MS, in the Devon/FINA Deep Knox play, using 3-D seismic mapping and new drilling techniques, a significant gas field was discovered at 18,000 ft. in a previously dormant field. This discovery not only added to our Proved Reserves and mineral income, but brought about increased leasing of exploration rights on our acreage in the adjacent counties of Clay and Webster. The application of these new technologies and the subsequent re-exploration and 3-D seismic mapping of the Southeastern States area is still in its early stages and a large portion of our acreage remains unexplored. Because of recent discoveries, interest in this area from domestic producers has rekindled, and we expect it to remain a healthy component of our domestic business.



CURRENT ACTIVITY

- Oil production currently amounts to approximately 450 Bbl/D, with Proved Reserves of 0.9 MMBbl.
- Toreador will participate in several seismic surveys over existing fields and exploration acreage in 2002. From these we expect to define a number of new drilling prospects.
- Toreador acquired 1.1 million net acres of offshore licenses in the Black Sea with the purchase of ARCO Turkey. The off-shore Black Sea area holds our greatest potential for the development of large gas reserves in Turkey. We have identified four leads on this acreage and will be conducting a seismic survey in the summer of 2002 to determine a drilling location on one of these blocks for 2003.

Roy Barker

After 13 continuous years of working in the Turkish oil industry, Roy now has the distinction of being the longest serving "expat" in the sector. During this period he acquired a wealth of knowledge about doing business in Turkey, gained insights and detailed knowledge about all of the major oil companies, contracting methods and prices. Most importantly, Roy developed extremely warm relations and access to most of the key people within the Turkish oil industry.

Abdurrahman Durkal
Senior Explorer Advisor - Turkey

In 1939, "Abdie" became the first Turkish student to come to the U.S. to study petroleum engineering, graduating with honors from the University of Oklahoma. His career in the Turkish oil field commenced in 1945. Since then, Abdie has studied, mapped and explored 95% of Turkey for oil and gas reserves.

- The Thrace Basin is one of the most active and successful areas in Turkey. Four new gas field discoveries have taken place over the last 18 months. A recent appraisal well on one of these fields tested at a rate of 31 Mmcf gas per day, the highest rate ever recorded in Turkey.

TURKEY

The merger of Toreador and Madison brought to our portfolio a wealth of oil and gas assets located in Turkey. These assets provide significant current revenue and offer very attractive prospects for additional oil and gas discoveries of substantial size. Oil production currently amounts to 450 Bbl/D, with Proved Reserves of 0.9 MMBbl. Our 2.0 million acres are distributed among four different regions of Turkey.

CENTRAL TURKEY



Seismic conducted by the Company in the fall of 2000 has defined the exploration prospects that will be drilled in 2002 in the Thrace Basin.

Toreador's prospects in Central Turkey are in the Cendere and Zeynel fields. The Cendere interest was part of Madison's acquisition of ARCO Turkey from BP in February 2001. Toreador, in partnership with the Turkish national oil company, TPAO, will drill the Number 19 well in the Cendere field by mid-year. The prospects for increasing oil production in the field are excellent with several additional well locations already mapped by TPAO and Toreador. With 0.9 MMBbl Proved Reserves, we will undertake a 3-D seismic mapping of the field later this year, from which we expect a number of promising leads to be identified. We own a 19.4% working interest in Cendere.

The Zeynel field is located on trend with Cendere approximately 40 km to the southwest. The operator will drill the Number 15 well this year as part of our plan for developing this field. Our interest in Zeynel is a 7.4% royalty. The cash flow from both fields functions as a solid foundation for our oil and gas exploration efforts on our other Turkish projects.

THRACE BASIN

Toreador's Thrace Basin licenses (west of Istanbul) are strong prospects for near-term natural gas production, with a sizable upside for exploration and development. Toreador will drill two wells as operator with a 50% interest in each prospect. The Thrace Basin is the most active and successful area in Turkey at this time, where four discoveries have taken place over the past 18 months. Additionally, we will participate in a seismic survey on two nonoperated permits located in the western portion of the Thrace Basin. Because of its proximity to gas markets, the time to first production in the Thrace Basin is better than average. If these wells are successful, we anticipate revenues coming the latter part of 2002.

Exploration License
Gas Fields
Interests in Producing Fields
Oil Fields
Exploration Activity

Istanbul
Ankara

WESTERN BLACK SEA OFF-SHORE

Toreador acquired 1.1 million acres of offshore leases in the Black Sea with the purchase of ARCO Turkey. Possessing our greatest opportunity in Turkey for development of large gas reserves, we have identified four leads and we will be conducting a seismic survey this summer to prepare for exploratory drilling scheduled in early 2003.

SINOP AREA

In the Sinop area (northeast of Ankara) Toreador has identified two previously drilled wells, which had tested gas and oil, but were not completed at the time due to technical difficulties and a lack of market. Toreador has resolved the technical problems, and a favorable market is now available. We are evaluating these wells for re-entry and believe there are good prospects for new production from the Sinop area.


CURRENT
ACTIVITY

- French production accounts for 70% of Toreador's international oil output.
- Proved Reserves are approximately 8.3 MMBbl.
- Charmottes Field – Producing from two reservoirs with additional development potential to be produced utilizing horizontal drilling techniques. Situated 60 miles southeast of Paris near historic Fountainbleau, only maintenance work is planned on this field for 2002.
- Neocomian Field Complex – Four shallow oil fields located 90 miles southeast of Paris producing from Lower Cretaceous sands. Additional workover and appraisal locations have been defined and will be drilled in 2002.
- Courtenay Exploration Permit application, covering 250,000 acres located contiguous to the east of the Neocomian Field complex, will likely be awarded in 2002. This area is prospective for Neocomian-age bar and channel sand sequences as developed in the Neocomian Field at depths of approximately 600 meters.

Andres Sajgalik
Operations Manager - France

Fluent in five languages, Andres has extensive experience in international operations having worked on projects on three continents. From 1985 to 1991, he was operations manager for Triton France in the Paris Basin. In 1992, he supervised Triton's interest in the giant Cusiana field of Colombia. In 1998, he returned to France as Operations Manager for Madison, supervising the Company's operations in the Neocomian and Charmottes fields.

nmanuel Mousset
éneral Manager - France

Emmanuel joined Triton France in 1982 and held a number of positions from Field Geologist to Exploration Manager before leaving the company in 1995. During that time he worked projects not only in France and the United Kingdom, but also in Poland, Greece, Romania and Italy. In addition, Emmanuel has extensive experience in Africa, which includes work in Morocco, Algeria, Tunisia, The Ivory Coast and Egypt.

FRANCE

Toreador acquired the French assets of Madison Oil Company in the merger completed in December 2001. Currently, with oil production at a rate of 1,400 Bbl/D, the production from France represents 70% of the Company's international production. Proved Developed Reserves attributed to France are approximately 8.3 MMBbl. In addition, approximately 2.8 MMBbl are classified as Proved Undeveloped. The latter represents reserves that can be brought on production with additional capital expenditures.


LES CHAPELLES

Toreador continues to define exploration prospects in the midst of the French countryside near Paris.

CHARMOTTES FIELD

The Charmottes Field produces oil at approximately 500 Bbl/D. Reserves are estimated at 1.2 MMBbl Proved and 1.2 MMBbl Probable. As a result of the 2001 development program at Charmottes, two successful lateral wells were completed, demonstrating the economic viability of horizontal drilling in this field. The Company expects to drill additional horizontal wells to exploit the reserves located in the Jurassic Dogger carbonate in late 2002 or early 2003.

NEOCOMIAN FIELD COMPLEX

The Neocomian complex comprises four fields–St. Firmin des Bois, Chateau Renard, Chuelles and Courtenay–producing from a depth of approximately 600 meters. These fields, discovered in the mid 1950's, are the longest producing fields in the Paris Basin with cumulative production of more than 30 million barrels.

The first portion of a multi-phase development program was completed in 2001 that involved the drilling of new infill and extension wells. As a result of recent activity and work undertaken since 1997, the Company has been able to increase oil production from 600 Bbl/D in 1997 to more than 900 Bbl/D in 2002. As a result of data gathered during the 2001 drilling program, additional wells will be drilled beginning in 2002. At December 31, 2001, there were approximately 7.1 MMBbl Total Proved and 1.7 MMBbl Probable Reserves in the Neocomian Field complex.

Exploration License

Gas Fields

Interests in Producing Fields

Oil Fields

Exploration Applications

Paris

ONGOING BENEFIT FROM A 20-YEAR RELATIONSHIP

In 1982, present day Toreador personnel discovered the largest oil field in the Paris Basin to be found up to that time. This marked the beginning of a 20-year relationship that saw our personnel involved with the drilling of more than 300 wells in France. As a result, with the strong underpinning of the experience and long-term production, Toreador is uniquely positioned to pursue future exploration on new and existing permits.

It is anticipated that the 250,000 acre Courtenay Permit will be awarded in 2002. This block, located adjacent and east of the Neocomian complex, is very prospective for additional exploration opportunities for the Neocomian bars and channels that have produced more than 30 million barrels to date. The Company's experience with the only Neocomian production in the Paris Basin will give it a unique edge in establishing additional drilling opportunities on-trend to the east.



CURRENT ACTIVITY

- Preliminary processing and mapping have been completed on the data set obtained from the 3-D seismic survey completed on the Southwestern Block located on the Southwestern Cedros peninsula. Initial presentations have been made to partners in the block, and two exploratory wells will be drilled in 2002.
- Exploration activity continues at an active pace both onshore and offshore Trinidad. Most recently, Vintage Petroleum announced an onshore discovery on the Central Block based on the first 3-D seismic survey shot in Trinidad onshore. A well to test the Herra formation was completed at a depth of 8,900 feet. Indicated test rates were in the range of 50 MMcf of gas per day and 1,500 barrels of condensate. This permit is located north and east of the Southwestern Block.
- Toreador will actively seek to expand the scope of its operations in Trinidad during 2002 by means of applications for additional permits, purchase of existing production and joint ventures with other operating companies.

Wilson Lalla

Country Consultant - Trinidad

Wilson has 30 years experience as a Petroleum Geologist and Executive based primarily in Trinidad working for Petrotrin. During his career, Wilson has been involved in all areas of the petroleum industry in Trinidad, which provides him with a degree of insight that is unique to find in any one individual. Toreador has made a commitment to expand its exploration in Trinidad and will be successful in doing so with the help of dedicated professionals like Wilson Lalla.

TRINIDAD



Trinidad's oil industry dates to the turn of the century. Total potential both produced and possible is estimated to be more than six billion barrels of oil.

Trinidad is an island nation approximately the size of the state of Delaware that is located off the northwest coast of Venezuela. The country has long been a substantial producer of hydrocarbons, and it is presently estimated that almost six billion barrels of oil will be ultimately produced from Trinidadian territorial boundaries. Trinidad is a member of the British Commonwealth and has been a democratic republic since 1976 under a parliamentary form of government similar to that of Great Britain. The country has been a stable host to the oil and gas industry since the late 1800's.

At the present time, all of Toreador's operations in Trinidad are conducted through its 25% shareholding in an affiliated company, Trinidad Exploration and Development, Ltd. ("TED"). TED is the named licensee of the Southwestern Block that comprises approximately 35,000 acres located on the Southwestern Cedros peninsula. The block is located on the most southwestern point of Trinidad, approximately nine miles from the Venezuelan coast and directly on trend with giant oil fields in Venezuela and onshore Trinidad.

A nominal amount of exploratory drilling has taken place on the block. However, the only established production is from the Bonasse Field that is located in the center of the permit area. The field produces oil from a depth of approximately 500 meters at a rate of 40 Bbl/D. No modern wells have been drilled to test the deeper horizons in the large fields that are on trend with and contiguous to the Southwestern Block. Prior to TED's seismic survey, no modern 3-D seismic had been shot in this area of Trinidad.

Exploration License

Oil Fields

Pending Exploration



PROVED. DEVELOPED. PRODUCING.


TOREADOR
RESOURCES CORP.

discovery of more than three billion barrels of oil. Not only have we brought together a proven technical and managerial team, we have brought together a group of experienced professionals who have worked together in various situations over the preceding years. As a result, the assimilation time for this combination will be nominal. Our time will be spent exploring for oil and gas instead of dealing

The ultimate goal of any professional engaged in the business of exploring for and producing oil, gas and other hydrocarbons is to see his or her work product ultimately classified as Proved Developed Producing Reserves. This precise engineering definition of specific quantities of producing oil and gas reserves is the culmination of an undertaking that begins with a process that is as much art as it is science. The key ingredients are the skill and experience of the people engaged in the exploration process. These individuals are the most valuable assets of the Company.

The combination with Madison brings together at Toreador an exploration team with an exceptional history of exploration success. Including the United States, our explorers have experience in more than 40 countries and have been directly engaged in the



with the usual problems that come with a merger of two companies.

Lead time on exploration projects is always a critical element, whether they are domestic or international. During 2001, both Toreador and Madison made substantial progress in bringing several promising new exploration projects to the drilling stage. As a result, 2002 will be a precedent-setting year. Toreador will drill two wildcat wells in the Thrace Basin of Turkey before mid-year. The Company expects to drill at least one wildcat well on its Trinidad permit by the third quarter of 2002. In the United States, drilling will continue in East Texas on the Company's James Lime play and on various projects located in the shallow water Gulf of Mexico. Seismic acquisition will continue on projects in Turkey with particular emphasis on delineation work on four very strong leads in the shallow waters of the Black Sea. The Company's goal is to bring at least one of these leads to the drilling stage by 2003.



As a result of these projects and others to come, there will be ample opportunity to apply the ultimate determinate for any explorer's work product: how much of his or her technical and creative effort is, at the end of the day, classified as Proved Developed Producing Reserves.



2001 represented another positive year in advancing the strategy of increasing revenues and cash flows. Revenues for the year increased 16%, mainly as a result of increased oil and natural gas sales volumes and commodity risk management. Oil and gas sales volumes increased 20% from the prior year, and 7% of total revenues came as a result of locking in favorable commodity price hedges during 2001.

Oil and natural gas prices declined to very low levels at the end of 2001 and resulted in asset write-downs for the energy industry. Toreador incurred book expenses for 2001 that were an increase of 155% from the prior year. Fortunately, these adjustments did not affect cash flow so we were again able to enjoy a substantial increase during the year. Net cash provided by operating activities increased from $5.6 million in 2000 to $8.2 million in 2001, an increase of 46%. Net cash provided by operating activities increased from $0.6 million in 1999 to $5.6 million in 2000, an increase of 849%.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31 (In thousands, except per share data)	**2001**	**2000**
Revenues:		
Oil and gas sales	$ 13,952	$ 13,164
Gain (loss) on commodity derivatives	1,143	(135)
Lease bonuses and rentals	596	472
Total revenues	15,691	13,501
Costs and expenses:		
Lease operating expense	3,280	2,325
Exploration and acquisition	2,619	309
Depreciation, depletion and amortization	4,908	2,439
Impairment of oil and gas properties	1,309	—
General and administrative	2,808	2,273
Total cost and expenses	14,924	7,346
Other expense	(1,830)	(1,038)
Net income (loss) before federal income taxes	(1,063)	5,117
Provision (benefit) for federal income taxes	(421)	1,764
Net income (loss)	(642)	3,353
Dividends on preferred shares	360	360
Income (loss) applicable to common shares	$ (1,002)	$ 2,993
Basic income (loss) per share	$ (0.16)	$ 0.54
Diluted income (loss) per share	$ (0.16)	$ 0.50
Weighted average shares outstanding		
Basic	6,319	5,522
Diluted	6,319	6,691

Toreador made major strides in financial growth during 2001. By means of acquisitions, exploitation opportunities and prudent financial management, the Company was able to:

- Double the oil and gas asset reserve base.
- Increase revenues by 16%.
- Generate cash flow from operations of $1.30 per diluted share vs. $0.84 in 2000 ($8.2 million in 2001 and $5.6 million in 2000.)
- Maintain a strong EBITDA of more than $6 million.
- Generated more than $2.0 million from the sale of nonstrategic assets as part of our operating strategy. The main focus in 2002 will be the addition of oil and gas reserves through our exploration and development program. As a result of the merger with Madison in 2001, Toreador is well positioned to grow financially without having to increase the current level of debt.

CONDENSED CONSOLIDATED BALANCE SHEETS

Year Ended December 31 (In thousands)	**2001**	**2000**
Current assets:		
Cash and cash equivalents	$ 2,155	$ 1,756
Accounts and notes receivable	3,456	2,678
Other	2,492	359
Total current assets	8,103	4,793
Properties and equipment, net	78,028	34,630
Other assets	8,323	902
Total assets	$ 94,454	$ 40,325
Current liabilities	$ 8,982	$ 1,615
Long-term debt	36,874	15,244
Other long-term liabilities	15,043	3,205
Stockholders' equity	33,555	20,261
	$ 94,454	$ 40,325

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (In thousands)	**2001**	**2000**
Cash flows from operating activities:		
Net income (loss)	$ (642)	$ 3,353
Adjustments to reconcile net income to cash provided	8,862	2,285
Net cash provided by operating activities	8,220	5,638
Cash flows from investing activities:		
Expenditures for oil and gas properties	(11,606)	(2,301)
Merger costs, net of cash required	(2,156)	(129)
Other	2,067	1,075
Net cash used in investing activities	(11,695)	(1,355)
Cash flows from financing activities:		
Net proceeds (payment) on long-term debt	4,761	(2,212)
Common and preferred stock transactions	(887)	(656)
Net cash provided by (used in) financing activities	3,874	(2,868)
Net increase in cash and cash equivalents	399	1,415
Cash and cash equivalents, beginning of year	1,756	341
Cash and cash equivalents, end of year	$ 2,155	$ 1,756


TOREADOR
RESOURCES CORP.

To the Stockholders of Toreador Resources Corporation

The management of Toreador Resources Corporation and its subsidiaries has responsibility for the preparation, integrity and reliability of the consolidated financial statements and related financial information contained in this report.

The consolidated financial statements have been prepared in conformity with accounting principles in the United States and prevailing practices of the industries in which the Company operates. In some instances, these financial statements include amounts that are based on management's best estimates and judgements.

The Company maintains a system of procedures and controls over financial reporting that is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the integrity and the fair and reliable preparation and presentation, in all material respects, of its published financial statements. This system of financial controls and procedures is reviewed, modified and improved as changes occur in business conditions and operations, and as a result of suggestions from the independent accountants. There are inherent limitations in the effectiveness of any system of internal control and even an effective one can only provide a reasonable assurance with respect to the financial preparation and may vary over time. Management believes that, as of December 31, 2001, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and as is cost effective.

As part of management's responsibility for monitoring compliance with established policies and procedures, it relies on, among other things, audit procedures performed by the corporate financial officer and independent accountants to give assurance that established policies and procedures are adhered to in all areas subject to their audits. The Board of Directors, operating through its Audit Committee composed solely of outside directors, meets periodically with management and the independent accountants for the purpose of monitoring their activities to ensure that each is properly discharging its responsibilities. The Audit Committee and independent accountants have unrestricted access to one another to discuss their findings.

G. Thomas Graves, III
President and CEO

Douglas W. Weir
Senior Vice President and CFO

ERNST & YOUNG LLP

To the Board of Directors and Stockholders
Toreador Resources Corporation

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Toreador Resources Corporation as of December 31, 2001, and 2000, and for each of the three years in the period ended December 31, 2001, included in the Corporation's Annual Report filed on Form 10-K, and have issued our unqualified opinion thereon dated April 5, 2002. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001, and 2000, and the related condensed consolidated statements of operations and cash flows for the years then ended, when read in conjunction with the consolidated financials from which it has been derived, is fairly stated in all material respects in relation thereto.

Ernst & Young LLP

Dallas, Texas
April 5, 2002

COMPANY INFORMATION

Our shares of Common Stock, par value $.15625 per share, are traded on the NASDAQ National Market System under the trading symbol "TRGL" and on the Toronto Stock Exchange under the trading symbol "TRX." The accompanying table sets forth the high and low closing prices per share for the Common Stock for each quarterly period during the past two fiscal years, as reported by Nasdaq (Toronto listing did not start until January 2002), based upon quotations that reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

COMMON STOCK

	2001			2000	
	High	Low		High	Low
First Quarter	7 5/8	5 1/4	First Quarter	8	3 5/8
Second Quarter	6 5/8	5 1/2	Second Quarter	5 1/2	4 7/8
Third Quarter	6	5 3/8	Third Quarter	6 1/2	4 7/8
Fourth Quarter	5 3/4	3 5/8	Fourth Quarter	6 1/4	5 3/4

Dividends on the Common Stock may be declared and paid as determined by our Board of Directors. Our management plans to continue our policy of holding and investing corporate funds on a conservative basis. We do not anticipate paying cash dividends on our Common Stock in the immediate future.

The U.S. transfer agent for the common stock of Toreador Resources Corporation is Continental Stock Transfer & Trust Company. Continental is located at 17 Battery Place, New York, New York 10004. The transfer agent's phone number is 212-509-4000. The Canadian transfer agent for the common stock is Equity Transfer Services, Inc. Equity Transfer is located at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3. The telephone number is 416-361-0152. For information and assistance regarding Toreador common stock, please refer to Continental Stock Transfer, Equity Transfer Services or contact Toreador's Corporate Secretary, Mrs. Gerry Cargile, at 214-559-3933 or by mail at 4809 Cole Avenue, Suite 108, Dallas, Texas 75205. Shareholder assistance can also be obtained by email at info@toreador.net.


TOREADOR
RESOURCES CORP.

To Our Stockholders:

The Annual Meeting of Stockholders of Toreador Resources Corporation, a Delaware corporation, will be held on Thursday, May 30, 2002, at 10:00 a.m., Central Daylight time, at the offices of our legal counsel, Haynes and Boone, LLP, 901 Main Street, 29th Floor, Dallas, Texas, for the following purposes:

- To elect members of the Board of Directors, whose terms are described in the proxy statement;

- To approve the amendment to the Toreador Resources Corporation Amended and Restated 1990 Stock Option Plan and ratify the issuance of the current stock options granted pursuant to the plan;

- To approve the Toreador Resources Corporation Amended and Restated 1994 Non-Employee Director Stock Option Plan and ratify the issuance of the current stock options granted pursuant to the current 1994 Non-Employee Director Stock Option Plan;

- To approve the Toreador Resources Corporation Amended and Restated Certificate of Incorporation; and

- To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only stockholders of record of common stock at the close of business on April 1, 2002, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

A record of Toreador's activities is contained in the enclosed 2001 Annual Report to stockholders and the Annual Report on Form 10-K for the year ended December 31, 2001, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Report of Independent Accountants.

Sincerely,

John Mark McLaughlin
Chairman of the Board of Directors



TOREADOR RESOURCES CORPORATION DIRECTORS

John Mark McLaughlin
Chairman

David M. Brewer

Herbert L. Brewer

Edward Nathan Dane

Peter L. Falb

G. Thomas Graves, III

Thomas P. Kellogg, Jr.

William I. Lee

Ernest C. Mercier

H. R. Sanders, Jr.

TOREADOR OFFICERS

G. Thomas Graves, III
President and CEO

Michael J. FitzGerald
Senior Vice President - Exploration and Production

Douglas W. Weir
Senior Vice President and CFO

Global Discovery



Frederic Auberty
Vice President - International

Dean L. Eiland
Vice President - Engineering - International Operations

Edward C. Marhanka
Vice President - Engineering - US Operations

Mark A. Rainer
Vice President - Geology

Edward Ramirez
Vice President - Technical

Herschel R. Sanders
Vice President - Land

Joseph E. C. Blice
Controller

Gerry Cargile
Corporate Secretary


TOREADOR
RESOURCES CORP.

4809 Cole Avenue, Suite 108
Dallas, Texas 75205

Telephone 214.559.3933
Fax 214.559.3945
www.toreador.net

1.800.966.2141
Investor Relations E-mail: info@toreador.net
NASDAQ – NMS: TRGL
TSE:TRX